PRESS-RELEASE

LRP: NET INCOME INCREASED, POSITION IN SELECTIVE MARKET SEGMENTS STRENGTHENED, FIT FOR THE FUTURE.

In the financial year 2001, LRP Landesbank Rheinland-Pfalz, Mainz, increased its net income by 5% to € 100 million and boosted the Group's business volume by 8.8% to € 77.5 billion. "We have achieved a respectable and - by our ambitious standards - satisfactory result in an extremely difficult banking environment characterized by radical structural changes, high market volatilities and increased risks," said Dr. h.c. Klaus G. Adam, Chairman of the Managing Board, on the occasion of the presentation of the LRP Group's annual accounts at a press conference in Mainz. LRP has improved its position in core markets by strengthening its product range in selective segments such as investment banking for small and medium-sized clients, and intensified cooperation with partners, especially the savings banks. In this context, Klaus G. Adam referred to the 25% interest in the investment bank equinet AG, Frankfurt, and the services offered by LRP Capital GmbH, Mainz, which have further sharpened LRP's profile as a bank for small and medium-sized enterprises.

Future framework resolved

Now that any open questions in conjunction with the general agreement reached with the European Commission on 17 July 2001 have been settled and the framework for the future liability structures of the savings banks organization has been defined, the legislative procedure initiated by the government of Rheinland-Pfalz can be completed swiftly. At present, Klaus G. Adam does not consider it necessary to modify LRP's legal and organizational status. "As long as our partners retain their public-law status, the association will be fostered and strengthened if LRP retains this status as well," said the Chairman of the Managing Board, who has already seen the first signs of important groups disassociating

Landesbank Rheinland-Pfalz
Jürgen Pitzer
Press Spokesman
Director Corporate Communications
D-55098 Mainz
Grosse Bleiche 54-56

economies of scale in the group and be detrimental to a consistent image in the market. "Even if the individual members of the association proceed at different speeds, they should not forget our shared objectives and the close relations we have," said Klaus G. Adam.

Fit for the future

Thanks to the measures initiated in the past, LRP is well positioned to master the future challenges. "We have stable shareholder structures, good, expandable positions in our core markets and mostly competitive cost structures." This is also reflected in the latest figures. Even after the expansion of the capital base by € 420 million to € 3,030 million, the Return on Equity (RoE) stood at 16.4%, i.e. above the medium-term minimum target of 15%. The cost structures will be streamlined even further - mostly through cooperations with partners - to reduce the Cost-Income Ratio (CIR) to a maximum of 50%. At 52.3%, the CIR has already come close to this target. In view of the growing importance of ratings, LRP aims to maintain its equity ratio (according to BIS) above 10% in future; a ratio of 9.9% means that this target was almost reached in the past fiscal year.

Increased operating result

At € 243.3 million, the operating result was up 8.5% on the previous year. Net interest income rose by 6.4% to € 383.2 (360.1) million as a result of volume growth, a clear focus on margins and management measures. Net commission income, at € 67.7 (87.4) million, was much lower than in the previous year, mainly due to the weak stock market. Income from trading, by contrast, rose to € 21.3 (14.7) million. Despite increased staff numbers (2,034 up from 1,998) and investments in the market units, administrative expenses rose only by a moderate 4.1% to € 264.4 (254) million, mainly thanks to strict cost management.

Risk provisions markedly increased

At € 86.8 million, risk provisions and other adjustments were clearly up on the previous year's € 31.1 million. Higher allocations to provisions were required in the context of the conservative valuation policy mainly as a result of cyclically induced increased counterparty risks in Germany and abroad as well as higher country risks.

Net income for the year after taxes of € 56.5 million rose to € 100 (96) million. As in the previous year, a dividend of 7% is to be paid out to the shareholders of the Bank. € 82.4 million will be transferred to the reserves of the Bank, LBS and LRI.

Solid business growth

The LRP Group's total assets rose by 9.3% to € 69.8 billion, while the consolidated business volume was up 8.8% to € 77.5 billion. The expansion of LRP's financing activities for national and international customers, savings banks, local authorities and corporate clients was reflected in a 10.5% increase in the lending volume to € 62 billion. Securities holdings rose by 3.1% to € 21.5 billion in 2001. In addition, LRP offers specialist solutions tailored to customers' specific financing requirements in the form of derivative products and special investment banking services.

Apart from its money-market activities and liabilities to customers, certificated liabilities, which rose to € 30 billion, are LRP's most important funding source. In line with LRP's diversified funding strategy, a major share of the certificated liabilities were placed in international capital markets in the context of suitable programs.

Mainz, 19 March 2002
www.lrp.de

Group Balance Sheet *) (key-data)	31 Dec. 2001	31 Dec. 2000	Changes in	
	€ billions	€ billions	€ billions	%
Total assets	69.8	63.9	5.9	9.3
Business volume	77.5	71.2	6.3	8.8
Claims on banks	19.9	16.3	3.6	22.0
Claims on customers	24.4	22.9	1.6	6.8
including: building loans of Landes-Bausparkasse	1.9	1.9	0.0	1.9
Securities	21.5	20.9	0.6	3.1
Trust assets	2.4	2.4	0.0	-2.1
Liabilities to banks	22.2	20.4	1.8	8.8
Liabilities to customers	10.7	9.6	1.1	11.3
including: savers' deposits of Landes-Bausparkasse	1.6	1.6	0.1	5.4
Certificated liabilities	30.0	27.3	2.6	9.6
Capital funds	3.0	2.6	0.4	16.1

Group Result	1 Jan. - 31 Dec. 2001	1 Jan. - 31 Dec. 2000	Changes in	
	€ millions	€ millions	€ millions	%
Net interest income	383.2	360.1	23.1	6.4
Net commission income	67.7	87.4	-19.7	-22.6
Net income from trading activities	21.3	14.7	6.6	45.1
Other operating income	35.5	16.0	19.5	121.9
General administrative expenses	264.4	254.0	10.4	4.1
Provisions for risks/adjustments	-86.8	-31.3	55.5	177.3
Operating profit	156.5	192.9	-36.5	-18.9
Extraordinary income	-	-2.3	-	-
Taxes on income and revenues	56.5	95.1	-38.6	-40.6
Net income	100.0	95.5	4.5	4.8
Staff numbers (year-end)	2,034	1,998	36	1.8
	v.H.	v.H.		
Return on Equity (RoE) before taxes	16.4	21.7		
Return on Equity (RoE) after taxes	10.5	10.8		
Cost-Income Ratio (CIR)	52.3	53.7		
Overall Ratio according to Principle I	10.2	9.1		
BIS Equity Ratio	9.9	8.5		

Differences due to rounding

*) The Group comprises the Bank and LBS, LRI, Meridian, LRP Capital GmbH, LRA and the WIB Group (pro rata)